February 14, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Dominion Midstream Partners, LP

Registration Statement on Form S-3

Filed January 9, 2017

File No. 333-215479

Ladies and Gentlemen:

Set forth below are the responses of Dominion Midstream Partners, LP (the “Company” or “we”), to comments received telephonically from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 1, 2017, with respect to the Company’s Registration Statement on Form S-3, File No. 333-215479, filed with the Commission on January 9, 2017 (the “Registration Statement”).

Substantially concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 1 to its Registration Statement (“Amendment No. 1”) to address the verbal comments received from the Staff. For your convenience, each response is prefaced by a summary of the Staff’s corresponding comment in bold, italicized text. All references to page numbers in this letter correspond to Amendment No. 1 unless otherwise specified.

Verbal Comments

1.	In a telephonic conversation on February 1, 2017, the Staff requested that the Company remove from the Registration Statement 450,000 common units issuable upon conversion of additional Series A convertible preferred units which may be issued in lieu of cash to pay the quarterly distributions for our Series A preferred units (the “PIK units”), per Compliance & Disclosure Interpretation 139.31.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement as requested. Please see the registration fee table and related footnotes on the cover page, the inside cover page, page 37, page 38 and page II-1 of Amendment No. 1.

2.	In a telephonic conversation on February 1, 2017, the Staff requested that Vinson & Elkins L.L.P, counsel for the Company, remove 450,000 common units issuable upon conversion of PIK units from its opinion attached as Exhibit 5.1 to the Registration Statement, per Compliance & Disclosure Interpretation 139.31.

Securities and Exchange Commission

February 14, 2017

RESPONSE: We acknowledge the Staff’s comment and Vinson & Elkins L.L.P. has revised their opinion as requested. Please see Exhibit 5.1 filed with Amendment No. 1.

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Securities and Exchange Commission

February 14, 2017

Please direct any questions with respect to the foregoing or any requests for additional supplemental information to E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

DOMINION MIDSTREAM PARTNERS, LP

BY:	Dominion Midstream GP, LLC, its general partner

By:	/s/ Carlos M. Brown
Name: Carlos M. Brown
Title: Vice President and General Counsel

cc:	David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.